December 2016

Credit Suisse AG

Buffered Accelerated Return Equity Securities (BARES)

Registration Statement Nos.
333-202913 and 333-180300-03
Dated May 4, 2015
Securities Act of 1933, Filed Pursuant to Rule 424(b)(2)

The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Investing in the securities involves a number of risks. See “Summary of Selected Product Risks” herein, “Selected Risk Considerations” in the applicable pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this product summary supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The securities will not be listed on any securities exchange.

Overview

BARES are senior unsecured debt securities issued by Credit Suisse AG (“CS” or the “Issuer”) that offer a return linked to the performance of the underlying(s) with leverage on the upside, subject to a return cap, if applicable, and a buffer on the downside. Beyond the buffer, there will be one-for-one or leveraged downside exposure.

Buffered Accelerated Return Equity Securities (the “securities”) provide a return linked to the performance of the individual underlying(s) (the individual underlying, a basket or, in the case of multiple underlyings, the lowest performing of the underlyings, the “underlying”). The securities offer a leveraged participation in the appreciation, if any, of the underlying from its initial level to its final level. In some cases, the securities are subject to an underlying return cap on this leveraged upside participation. Alternatively, the securities may instead offer a fixed return if the underlying appreciates. Additionally, the securities provide a buffer if the underlying has depreciated at maturity. If the final level is greater than the buffer level, the investor will be entitled to receive an amount equal to the principal amount. If the final level of the underlying is less than the buffer level, the investor will be exposed on a one-for-one basis to the depreciation of the underlying beyond the buffer amount and will receive less than 100% of the principal amount. Alternatively, the securities may also include a downside participation rate. If the final level of the underlying is less than the buffer level, the investor will be exposed on a leveraged basis to the decline in the underlying and will lose some or all of its investment.

Any payment on the securities is subject to the ability of CS to pay its obligations as they become due.

Additional Terms Specific to the Securities

You should read this product summary supplement together with the applicable pricing supplement, the underlying supplement dated December 2, 2016, if applicable, the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these securities are a part. The applicable pricing supplement for the securities will contain certain specific information and terms of that offering and may also add, update or change the information contained in the other offering documents. If any information in the applicable pricing supplement is inconsistent with the other offering documents, you should rely on the information in that pricing supplement. It is important for you to consider the information contained in all the offering documents in making your investment decision. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement dated December 2, 2016:

http://www.sec.gov/Archives/edgar/data/1053092/000095010316018406/dp70262_424b2-underlying.htm

Product supplement No. I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003534/dp55815_424b2-psno1.htm

Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

Summary

Underlyings:

The security can be linked to one or more of the following
classes of underlyings:

Indices

Baskets

Exchange Traded Funds

Exchange Rates

Single Stocks

Commodities

Investing in different classes of underlyings involves a number of risks. See “Summary of Selected Products Risks” herein, “Selected Risk Considerations” in the applicable pricing supplement and “Risk Factors” on PS-3 of the accompanying product supplement.

Example Return Profile at Maturity

These sample terms are presented to illustrate how a BARES deal might work. These sample terms are hypothetical and the actual terms will vary depending on the relevant terms of the specific securities.

If the final level of the underlying is equal to or greater than its initial level, the investor will be entitled to receive the principal amount of the securities multiplied by (1 + the lesser of (i) the underlying return cap and (ii) percentage change in the underlying from the initial level to the final level multiplied by the upside participation rate).

If the final level of the underlying is less than its initial level but greater than the buffer level, the investor will be entitled to receive the principal amount of the securities.

If the final level of the underlying is less than the buffer level, the investor will be entitled to receive the principal amount of the securities multiplied by (1 + [downside participation rate x (percentage change in the underlying from the initial level to the final level + buffer amount)]).

Hypothetical BARES Trade Example

Sample Terms

These sample terms are presented to illustrate how a BARES deal might work. These sample terms are hypothetical and the actual terms will vary depending on the relevant terms of the specific securities. The Issuer has no obligation to issue the securities described here.

Underlying: Russell 2000® Index (RTY)

Term: 3 Years

Buffer Amount: 10%

Upside Participation Rate: 200%

Downside Participation Rate: The quotient of 100% and 90%, which is approximately 111.11%

Underlying Return Cap: 30%

Hypothetical Redemption Amounts at Maturity

Assuming the Sample Return Profile and Sample Terms, this table represents the hypothetical redemption amounts payable at maturity on a $1,000 investment in the securities for a hypothetical range of performance of the Underlying.

Principal Amount of Securities	Percentage Change in Underlying Level	Return on the Securities	Redemption Amount
$1,000.00	50.00%	30.00%	$1,300.00
$1,000.00	40.00%	30.00%	$1,300.00
$1,000.00	30.00%	30.00%	$1,300.00
$1,000.00	20.00%	30.00%	$1,300.00
$1,000.00	15.00%	30.00%	$1,300.00
$1,000.00	10.00%	20.00%	$1,200.00
$1,000.00	5.00%	10.00%	$1,100.00
$1,000.00	0.00%	0.00%	$1,000.00
$1,000.00	-5.00%	0.00%	$1,000.00
$1,000.00	-10.00%	0.00%	$1,000.00
$1,000.00	-20.00%	-11.11%	$888.89
$1,000.00	-30.00%	-22.22%	$777.78
$1,000.00	-40.00%	-33.33%	$666.67

Potential Upside

•	The securities entitle an investor to receive a return at maturity that is based on the leveraged participation in the appreciation, if any, of the underlying to which it is linked, subject in some cases to an underlying return cap. It also features a buffer against the depreciation, if any, of the underlying at maturity.

•	In lieu of an upside participation rate, some securities offer a fixed payment percentage if the underlying does not depreciate.

Potential Downside

•	If the final level of the underlying is less than the buffer level, the investor will be fully exposed to the depreciation of the underlying below the buffer level. Alternatively, if the securities have a downside participation rate, you may be fully exposed to such negative performance on a leveraged basis and you could lose your entire investment.

•	If the securities are subject to an underlying return cap or provide for a fixed payment percentage, the payment on the securities will be fixed at a certain level regardless of the appreciation in the underlying, which may be significant.

•	The securities do not pay interest.

Summary of Selected Product Risks

•	Your investment in the securities may result in a loss. If the final level is less than the buffer level, you may lose 1% of your principal for each 1% decline in the final level below the buffer level. Alternatively, if the securities have a downside participation rate, you may be fully exposed to such negative performance on a leveraged basis. You could lose your entire investment.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities do not pay interest.

•	The securities may be fully exposed to the risk of fluctuations in the level of the underlying. In the case of multiple underlyings, the amount payable at maturity may be based on the depreciation or appreciation of the lowest performing underlying alone.

•	The securities may be part of a basket and changes in the values of the basket components may offset each other. In calculating the basket return, increases in the level of one of the basket components may be moderated, or more than offset, by lesser increases or declines in the level of the other basket component(s).

•	The securities will not pay more than the underlying return cap or fixed payment percentage, as applicable, regardless of the appreciation of the underlying, which may be significant.

•	Credit Suisse currently anticipates that the value of the securities on the trade date will be less than the price the investor pays for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities. Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but it is not required to do so. The price at which the investor may be able to trade the securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities.

•	The value of the securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades in the Issuer’s credit ratings, may be a contributing factor.

•	Holders of the securities will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the underlyings, if any.

•	Credit Suisse and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities, and may have economic interests adverse to the investor.

•	The U.S. federal income tax consequences of the securities are not certain. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of instruments with terms that are substantially the same as those of the securities. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the securities, and the tax treatment described in the offering documents is not binding on the IRS or any court. Thus, the U.S. federal income tax consequences of the securities is not certain.

Indicative Key Terms

The specific terms of each security offered will be described in the applicable pricing supplement, and will include some or all of the following terms, or any other terms as specified in the applicable pricing supplement.

Issuer: Credit Suisse, acting through one of its branches

Underlying(s):

Upside Participation Rate:

Downside Participation Rate:

Redemption Amount:

Underlying Return:

Lowest Performing Underlying:

Underlying Return Cap:

Fixed Payment Percentage:

Buffer Amount:

Buffer Level:

Initial Level:

Final Level:

Valuation Date(s):

Maturity Date:

CUSIP:

This document is not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction outside the United States where such distribution, publication, availability or use would be contrary to law or regulation or which would subject Credit Suisse AG or its subsidiaries or affiliates to any registration or licensing requirement within such jurisdiction.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as sales prior to maturity could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

Copyright © 2016 CREDIT SUISSE AG and/or its affiliates

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